FORM 5      U.S. SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549
    ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
           Filed pursuant to Section 16(a) of the
                  Securities Act of 1934

[ ] Check this box if no longer subject to Section 16.  Form 4 or
    Form 5 obligations may continue.
[ ] Form 3 Holdings Reported.
[x] Form 4 Holdings Reported.

1.Name and Address of Reporting Person

CHAI         DARRYL    Y. H.
(Last)      (First)      (Middle)

P. O. Box 187
(Street)
KAHULUI       Hi        96733
(City)        (State)    (Zip)

2.   Issuer Name and Ticker or Trading Symbol


     MAUI LAND & PINEAPPLE COMPANY, INC. (MAUI)

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)  ###-##-####

4.  Statement for Month/Year  12/98

5.  If Amendment, Date of Original
    (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

[ ] Director   [ ] 10% Owner
[X] Officer (give title below)   [ ] Other (specify below)

Treasurer
7.   Individual or Joint/Group Filing

  [X] Form filed by One Reporting Person
  [ ] Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year):          4/20/98
3.  Transaction Code: Code                            I
4.  Securities Acquired (A) or Disposed of (D):
    Amount:   10        (A) or (D):    A         Price:    N/A
5.  Amount of Securities Beneficially Owned at End of Issuer's
    Fiscal Year:  10
6.  Ownership Form -  Direct (D) or Indirect (I): I
7.  Nature of Indirect Beneficial Ownership: ESOP Trust



Explanation of Responses:



    /S/ DARRYL Y. H. CHAI             12/23/98
**Signature of Reporting Person      Date

** Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.